N E W S R E L E A S E

January 5, 2005	Trading Symbols:
News Release 05-01	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD CELEBRATES PRESIDENT’S 20 YEARS OF SERVICE

Vancouver, B.C. — The Board of Directors of Silver Standard Resources Inc. is pleased to celebrate the 20th anniversary of Robert A. Quartermain’s service as president of the company. Mr. Quartermain joined Silver Standard in January 1985 as the company’s fourth president after supervising the definition drilling of Teck Cominco’s David Bell underground gold mine at Hemlo, Ontario.

Silver Standard’s board commented in a statement, “Mr. Quartermain’s technical proficiency and business acumen complement his consistent conviction that the primary duty of Silver Standard’s management is to create shareholder value. His successful execution of strategies to provide that value has served shareholders very well under his stewardship.”

When Mr. Quartermain arrived at Silver Standard, the company had debt, two employees, a market capitalization of approximately $2.0 million, and a substantial property portfolio in western Canada but no immediate prospects for growth. The company’s copper assets were folded into a new company, Western Copper Holdings Limited (now known as Western Silver Corporation), the shares of which were dividended to Silver Standard’s shareholders in 1985. Mr. Quartermain served as president of Western Copper until 1995, when he encouraged Western Copper’s move into Mexico, and remained a director until early 2004.

After considerable Latin American experience, Mr. Quartermain led Silver Standard’s focus on silver in 1993 based on the metal’s continuing supply deficit. The company now has employees in five countries, interests in 15 projects in North and South America, and Australia and controls the largest silver resource of any publicly traded company in North America. Silver Standard, whose common shares are traded on the Nasdaq National Market and the Toronto Stock Exchange, currently has a market capitalization of approximately $700 million.

At December 31, 2004, Silver Standard had 51.6 million shares issued, approximately $42.8 million (US$35.5 million) in cash, 1.95 million ounces of silver bullion valued at $16.0 million (US$13.3 million), marketable securities valued at $4.0 million (US$3.3 million) and nominal debt.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com